

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 26, 2017

Mark C. Jensen
Chief Executive Officer
American Resources Corporation (f/k/a NGFC Equities, Inc.)
8856 South St.
Fishers, Indiana 46038

> **Re:** **American Resources Corporation (f/k/a NGFC Equities, Inc.)**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed January 13, 2017**
> **Form 8-K/A**
> **Filed May 15, 2017**
> **File No. 000-55456**

Dear Mr. Jensen:

We have reviewed your July 12, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2017 letter.

Form 8-K/A, filed May 15, 2017

Item 5.03

1. Please provide current Item 5.03 disclosure of your on-going consideration of changing the registrant's fiscal year in conjunction with the reverse acquisition.

Financial Statements: Quest Energy, Inc.

Basis of Presentation and Consolidation, page 10

2. Please clarify for us the relationships between Quest Energy Inc. and Quest Energy Corporation as well as your wholly owned subsidiaries that pre-existed the formation of

Quest Energy Inc. in June 2015. Describe for us the formation and operations of each. Identify and explain any and all instances of common ownership and/or common management between these entities.

3. As previously requested in comment 5, tell us why financial information of predecessor entities for periods before June 2015 have been omitted.

Note 3 –Notes Payable

Note 5 – Management Agreement, page 14

4. Please clarify your response to comment 8. We note from Note 5 on page 14 that "ERC retained rights to the underlying mining permit and reclamation liability" of LC Energy Operations, LLC. Tell us the nature of such retained rights and obligations and how you determined their values. Describe for us any related contingent obligations you assumed in this transaction and, as applicable, explain for us how such contingencies are disclosed in the Quest Energy, Inc. financial statements. Explain for us why you have not reflected such retained rights to the underlying mining permit and reclamation liability in Quest Energy, Inc.'s financial statements.

Note 7 – Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis, page 15

5. We note your response to comment 9. In the absence of a timely filing of your audited financial statements for fiscal year 2016, please amend to provide fair value disclosures for the year ended December 31, 2015 in accordance with ASC 820-10-50.

You may contact Joseph M. Kempf, Senior Staff Accountant at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications

Cc: Kirk P. Taylor, Chief Financial Officer